UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 29, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On July 29, 2011, NXP Semiconductors N.V. (the “Company”) announced that Mr. Peter Kleij, senior vice president and member of the management team, responsible for human resources management, will leave NXP effective September 1, 2011 to pursue other opportunities. Mr. Kleij has played a significant role during critical organization changes that include the separation from Philips in 2006 and NXP’s subsequent restructuring and repositioning of the business to become a world leader in high performance mixed signal solutions. His dedication to managing sensitive human resources issues have contributed greatly to NXP and its dedicated and hardworking people around the world. The Company thanks him for his commitment and valuable contributions and wishes him well in his future endeavors.

Effective August 15, 2011, Mr. Robert Rigby-Hall joins NXP as chief human resources officer and member of the management team. Mr. Rigby-Hall brings over 25 years of experience as a transformational leader and builder of human resources teams that drive business results in complex organizations such as NXP. Previously, Mr. Rigby-Hall was chief HR officer of LexisNexis, a global provider of information and technology solutions that is part of Anglo-Dutch group Reed Elsevier.

The Company further announced that Mr. Mike Noonen, executive vice president and member of the management team, responsible for global sales, has decided to leave NXP as per July 31, 2011 to pursue personal interests. Mr. Noonen has reorganized the sales & marketing organization to engage more with customers and products. His strong focus on improvements of processes and tools as well as driving sales and applications through technically trained sales people has helped in supporting significant top line improvement. The Company thanks him for his strong contributions and wishes him the very best in his future endeavors.

Mr. Richard L. Clemmer, chief executive officer and president of the Company, will act as head of global sales & marketing for the foreseeable future, till a successor has been appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 29th day of July 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO